BRIAN M. BROWN

Admitted in Virginia and Michigan

(804) 343-5023

bbrown@woodsrogers.com

July 3, 2013

VIA ELECTRONIC FILING

United States Securities and Exchange Commission

Division of Corporate Finance

Melissa N. Rocha, Senior Assistant Chief Accountant

RE:	Trex Company, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 19, 2013

Form 10-Q for the Period Ended March 31, 2013

Filed May 3, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2013

File No. 1-14649

Dear Ms. Rocha:

We represent Trex Company, Inc. (“Trex”). We received the letter dated June 19, 2013 requesting that Trex respond to comments concerning certain of its recent filings with the SEC. Trex is diligently working on its answer to the comments, but requested additional time to respond to accommodate the holiday and vacation schedules of certain of Trex’s key personnel. Pursuant to our conversation with Nudrat Salik, Staff Accountant, this letter will confirm our agreement that Trex will be granted an extension to respond to the June 19th letter until July 18, 2013.

Thank you for your consideration on this matter.

Very truly yours,

WOODS ROGERS PLC

/s/ Brian M. Brown

BMB/sg

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219 (804) 343-5020 / Fax (804) 343-5021 Offices also in Roanoke, Charlottesville and Danville, Virginia